SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d)
of the Securities Exchange Act of 1934

(X) Annual report pursuant to Section 15(d)
of the Securities Exchange Act of 1934.

For the fiscal year ended December 31, 2002

OR

(  ) Transition report pursuant to Section 15(d)
of the Securities Exchange Act of 1934.

For the transition period from
                to                .

Commission file number of the issuer: 0-15734

REPUBLIC BANCORP INC.
TAX-DEFERRED SAVINGS PLAN AND TRUST
(Full title of plan)

REPUBLIC BANCORP INC.
1070 East Main Street
Owosso, Michigan 48867
(Name of the issuer and address of
its principal executive office)

REQUIRED INFORMATION

Items 1-3.  Financial Statements

Not Applicable.

Item 4.        ERISA Financial Statements

The attached financial statements and schedules, which are hereby incorporated by reference by the Republic Bancorp Inc. Tax-Deferred Savings Plan and Trust (the “Plan”), have been prepared in accordance with the financial reporting requirements of ERISA:

Statements of Assets Available for Benefits as of December 31, 2002 and 2001 and Statement of Changes in Assets Available for Benefits for the year ended December 31, 2002, Supplemental Schedules for the year ended December 31, 2002, and Report of Independent Auditors dated June 20, 2003

Attached as Exhibit 23 is a written Consent of Independent Auditor, Ernst & Young LLP.

Attached as Exhibits 99(a) and 99(b) are Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Report of Independent Auditors
Financial Statements
STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2002 AND 2001
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2002
REPUBLIC BANCORP INC. TAX-DEFERRED SAVINGS PLAN AND TRUST STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2002
REPUBLIC BANCORP INC. TAX-DEFERRED SAVINGS PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
SIGNATURES
Supplemental Schedules for the Year Ended December 31, 2002
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Schedule H, Line 4j — Schedule of Reportable Transactions
Consent of Independent Auditors
906 Certification of Chief Executive Officer
906 Certification of Chief Financial Officer

REPUBLIC BANCORP INC.
TAX DEFERRED SAVINGS PLAN AND TRUST

Page Number

Report of Independent Auditors	1

Financial Statements:

Statements of Assets Available for Benefits as of December 31, 2002 and 2001	2

Statement of Changes in Assets Available for Benefits for the Year Ended December 31, 2002	3

Notes to Financial Statements	4 - 7

Signatures	8

Supplemental Schedules for the Year Ended December 31, 2002:

Schedule G, Part I — Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible	N/A

Schedule G, Part II — Schedule of Leases in Default or Classified as Uncollectible	N/A

Schedule G, Part III — Schedule of Non-Exempt Transactions	N/A

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	9

Schedule H, Line 4j — Schedule of Reportable Transactions	10

Report of Independent Auditors

To the Trustees and Participants of
Republic Bancorp Inc. Tax-Deferred Savings Plan and Trust
Owosso, Michigan

We have audited the accompanying statement of assets available for benefits of Republic Bancorp Inc. Tax-Deferred Savings Plan and Trust as of December 31, 2002 and 2001, and the related statement of changes in assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2002 and Schedule of Reportable Transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplementary schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Detroit, Michigan
June 20, 2003

REPUBLIC BANCORP INC. TAX-DEFERRED SAVINGS PLAN AND TRUST
STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31,

	2002	2001

ASSETS
Investments, at fair value:
Cash and Cash Equivalents	$8,443	$44,722
Republic Bancorp Inc. Common Stock (2,598,229 and 2,616,155 shares at 12/31/02 and 12/31/01 respectively)	30,802,717	33,146,396
Mutual Funds	21,290,406	24,427,659
Collective Investment Fund	5,271,228	4,479,901
D&N Capital Corporation Preferred Stock	—	112,775
Loans to Participants	1,079,147	1,238,148

Total Investments	58,451,941	63,449,601
Receivables:
Participants’ contributions	116,233	121,637
Employer’s contribution	50,461	104,073

Total Receivables	166,694	225,710

Assets Available for Benefits	$58,618,635	$63,675,311

See notes to financial statements.

REPUBLIC BANCORP INC. TAX-DEFERRED SAVINGS PLAN AND TRUST
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2002

Assets Available for Benefits, January 1, 2002	$63,675,311
Additions:
Participants’ contributions	4,460,247
Employer contributions, net of forfeitures	1,429,838
Dividends on Republic Bancorp Inc. stock	822,372
Dividends and interest income on investments in mutual funds, collective investment fund and loan fund	490,985

Total additions	7,203,442
Deductions:
Net depreciation in fair value of Republic Bancorp Inc. stock	(2,178,933)
Net depreciation in fair value of investments in mutual funds and collective investment fund	(4,395,895)
Benefits paid to participants	(5,681,490)
Administrative loan fees	(3,800)

Total deductions	(12,260,118)

Net deductions	(5,056,676)

Assets Available for Benefits, December 31, 2002	$58,618,635

See notes to financial statements.

REPUBLIC BANCORP INC.
TAX-DEFERRED SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

1. PLAN DESCRIPTION

The following description of the Republic Bancorp Inc. Tax-Deferred Savings Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan was established November 1, 1988 under the provisions of Section 401(k) of the Internal Revenue Code and is a voluntary savings plan for eligible employees of Republic Bancorp Inc. (the “Company”). It is subject to the provisions of The Employment Retirement Income Security Act of 1974 (ERISA).

All employees of the Company are eligible to participate in the Plan. As of December 31, 2002 and 2001, there were approximately 900 and 1,000 active participants and 1,760 and 1,800 total participants in the Plan, respectively.

Participant contributions were limited to $11,000 for the year ended December 31, 2002, or such amounts as may be approved by the Internal Revenue Service. Beginning in 2002, if a participant was age 50 or older, participants were able to make elective contributions in addition to those described in the preceding sentence in order to increase retirement savings. The catch-up dollar limit for 2002 was $1,000. The Company contributes an amount equal to 50% of each participant’s elective deferrals for the Plan year up to 7% of the participant’s annual compensation. The Company does not match the catch-up contributions. The Company’s contributions to the Plan are made to the Republic Bancorp Inc. Common Stock Fund. The Company’s contributions are vested 25% after two years of service and an additional 25% each year thereafter.

If a nonvested participant is terminated from the Plan, the participant will forfeit a portion of his account related to employer contributions. Such forfeitures are applied as a reduction to required employer contributions. For the Plan years ending December 31, 2002 and 2001, the amount of forfeited nonvested accounts used to reduce employer contributions totaled $80,812 and $290,322, respectively.

Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution and Plan earnings. Allocations are based upon the participant’s account balances. Expenses of operating the Plan are paid by the Company, with the exception of administrative loan fees which are paid by Plan participants.

Although it has not expressed any interest to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. Such termination of the Plan, if any, would not affect an employee’s interest in assets already in the Plan and all employer contributions would become fully vested.

The Plan provides participants with the following ten investment options:

Republic Bancorp Inc. Common Stock seeks long-term capital appreciation by investing entirely in the common stock of Republic Bancorp Inc.

The Vanguard Windsor II Fund seeks to provide long-term growth of capital. As a secondary objective, it seeks to provide some dividend income. The fund invests mainly in large and medium-size companies whose stocks are considered by the fund’s investment advisers to be undervalued.

The American Century Ultra Fund seeks long-term capital growth by investing mainly in common stocks of larger companies with earnings and revenues that are not only growing, but growing at a successively faster pace as determined by the fund’s investment advisor.

1.PLAN DESCRIPTION (Continued)

The First American Equity Index Fund seeks to provide investment results that correspond to the performance of the Standard & Poor’s (S&P) 500 Composite Stock Index, which is an index of common stocks, weighted by market value, of 500 companies selected for market size, liquidity, and industry group representation. The fund invests at least 90% of its assets in 90%-100% of the common stocks included in the S&P 500.

The First American Bond IMMDEX Fund aims to provide investors with high current income consistent with limited risk to capital by investing in a combination of intermediate and longer-term securities issued or guaranteed by the U.S. government or its agencies or instrumentalities (U.S. government securities), corporate debt obligations, debt obligations issued by foreign governments and other foreign issuers, and mortgage- and asset-backed securities. The advisor attempts to make the fund’s duration, return and overall interest-rate sensitivity comparable to that of the Lehman Brothers Government/Credit Bond Index.

The First American Balanced Fund seeks to maximize total return by investing in a balanced portfolio of stocks and bonds. The mix of securities will change based on existing and anticipated market conditions, but over the long term the fund’s asset mix is likely to average approximately 60% equity securities and 40% debt securities. The fund invests in common stocks that the fund’s adviser believes exhibit the potential for superior growth based on factors such as strong competitive position, strong management, and sound financial condition. The fund also invests U.S. government securities, mortgage- and asset-backed securities, and corporate debt obligations.

The Janus Adviser Balanced Fund seeks long-term capital growth, consistent with preservation of capital and balanced by current income. The fund is designed for investors who primarily seek growth of capital rather than a consistent level of income. The fund invests in securities for their growth and income potential and also in fixed income securities. The fund shifts assets between its growth and income components based on its adviser’s analysis of relevant market, financial, and economic conditions.

The MFS Capital Opportunities Fund seeks capital appreciation by investing in common stock and related securities such as preferred stock, convertible securities, and depositary receipts. The fund invests primarily in U.S. companies of all sizes that its investment adviser believes have favorable growth prospects and attractive valuations based on current and expected earnings or cash flow.

The PIMCO Low Duration Fund seeks maximum return consistent with preservation of capital and prudent investment management by investing in a diversified portfolio of fixed income instruments of varying maturities. The average portfolio duration of the fund normally varies within a one-to three-year time frame, based on the interest rate forecasts of the investment adviser of the fund. The fund invests primarily in investment-grade debt securities.

The U. S. Bank Stable Asset Fund seeks to maintain a constant principal value and to generate a competitive current yield. The fund invests in a diversified portfolio of investment contracts issued by highly rated insurance companies and in other stable assets or cash equivalents.

The First American Prime Obligation Fund is a money market fund where cash is temporarily invested until it is transferred to one of the investment options.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition: The accompanying financial statements reflect the accrual basis of accounting. Investments are stated at fair value which is generally based on quoted prices on the last business day of the Plan year. Loans to participants are recorded at cost which approximates fair value.

Terminated Participants: As of December 31, 2002 and 2001, account balances of participants who had terminated employment with the Company totaled $22,850,996 and $22,401,068, respectively. Amounts allocated to withdrawn participants are recorded in the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid. As of December 31, 2002, no participants had elected to withdraw from the Plan and not been paid. As of December 31, 2001, $242,322, had been allocated to accounts of persons who had elected to withdraw from the Plan, but had not yet been paid.

3. TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated September 18, 2002, stating that the written form of the underlying plan document is qualified under Section 401(a) of the Internal Revenue Code (the “Code”). Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

4. INVESTMENTS

The following table represents the fair values of investments. Investments that represent 5% or more of the Plan’s net assets available for benefits are separately identified with an asterisk. Non-participant directed contributions are included in the Republic Bancorp Inc. common stock fund.

	December 31,

	2002		2001

Cash and Cash Equivalents:
First American Prime Obligation Fund	$8,443		$44,722
Common Stock:
Republic Bancorp Inc.	30,581,155	*	32,939,773	*
Accrued Dividend Income	221,562		206,623

	30,802,717		33,146,396
Mutual Funds:
Vanguard Windsor II Fund	5,936,024	*	7,243,159	*
American Century Ultra Fund	5,975,018	*	7,891,848	*
First American Equity Index Fund	3,571,584	*	4,727,085	*
First American Bond IMMDEX Fund	3,018,680	*	2,485,043
First American Balanced Fund	1,208,543		1,232,431
Janus Adviser Balanced Fund	692,909		423,253
MFS Capital Opportunities Fund	445,606		339,114
PIMCO Low Duration Fund	442,042		85,726

	21,290,406		24,427,659
Collective Investment Fund:
U. S. Bank Stable Asset Fund	5,271,228	*	4,479,901	*
Preferred Stock:
D&N Capital Corporation	—		112,775
Loans to Participants	1,079,147		1,238,148

Total Investments	$58,451,941		$63,449,601

5. INVESTMENT IN REPUBLIC BANCORP INC.

The Republic Bancorp Inc. Common Stock investment is the only investment with non-participant directed contributions. Activity for this fund is as follows for the year ended December 31, 2002.

Investment Balance at January 1, 2002	$33,146,396
Participant contributions received	661,876
Employer contributions received	1,483,449
Net depreciation in fair value	(2,178,933)
Dividend income	822,372
Interest income	413
Benefits paid to participants	(2,044,974)
Net transfers to other funds	(1,087,882)

Investment Balance at December 31, 2002	$30,802,717

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REPUBLIC BANCORP INC.
TAX-DEFERRED SAVINGS
PLAN AND TRUST

REPUBLIC BANCORP INC.
Plan Administrator

Date:	June 26, 2003	By: /s/ Travis D. Jones

Travis D. Jones, as Agent

Republic Bancorp Inc. Tax-Deferred Savings Plan and Trust
Employer ID #38-2604669
Plan #001
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2002

	Units/	Fair
Description	Shares	Value

* First American Prime Obligation Fund	8,443	$8,443
* Republic Bancorp Inc. Common Stock (Cost $18,644,268)	2,598,229	30,802,717
Vanguard Windsor II Fund	285,386	5,936,024
American Century Ultra Fund	284,254	5,975,018
* First American Equity Index Fund	216,329	3,571,584
* First American Bond IMMDEX Fund	103,203	3,018,680
* First American Balanced Fund	137,804	1,208,543
Janus Adviser Balanced Fund	32,996	692,909
MFS Capital Opportunities Fund	47,709	445,606
PIMCO Low Duration Fund	43,042	442,042
* U. S. Bank Stable Asset Fund (Collective Investment Fund)	171,459	5,271,228
* Loans to 131 participants against their individual account balances (with interest rates ranging from 5.25% to 10.50%)	1,079,147	1,079,147

Total		$58,451,941

*     Party in interest

Republic Bancorp Inc. Tax-Deferred Savings Plan and Trust
Employer ID #38-2604669
Plan #001
Schedule H, Line 4j — Schedule of Reportable Transactions
Year Ended December 31, 2002

				Current
				Value on
	Purchase	Selling		Transaction	Net Realized
Asset Description	Price	Price	Cost	Date	Gain/(Loss)

Series of Transactions:
Republic Bancorp Inc.
Common Stock
Purchases	$3,589,837		$3,589,837	$3,589,837
Sales		$3,598,090	$1,990,834	$3,598,090	$1,607,256
Single Transaction:
None

The purchase and selling prices reported above represent the fair values of the assets on the transaction dates.

11-K EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

EX-23	Consent of Independent Auditors

EX-99.A	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

EX-99.B	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002